Mail Stop 7010

      September 27, 2005

Via U.S. mail and facsimile

Mr. Eugenio Clariond Reyes
Chief Executive Officer, Grupo Imsa, S.A. de C.V.
Ave. Batallon de San Patricio No. 111, Piso 26
Fracc. Valle Oriente, San Pedro, Garza Garcia, N.L. 66269, Mexico

	RE:	Form 20-F for the fiscal year ended December 31, 2004
		Form 6-K filed July 28, 2005
			File No. 1-14544

Dear Mr. Reyes:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or, in her absence, to Scott Watkinson, Review
Accountant, at (202) 551-3741.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE